

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2026

The principal balances and results accumulated for the period ending September 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	2,025,407
Loans and accounts receivables from customers and banks, net	40,730,846
Loans and accounts receivables from customers at fair value, net	693,345
Financial instruments	11,039,077
Financial derivative contracts	15,971,249
Other asset ítems	7,680,643
Total assets	**78,140,567**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	13,829,127
Time deposits and other time liabilities	19,478,975
Issued debt and regulatory capital instruments	9,648,840
Financial derivative contracts	15,625,594
Other liabilities ítems	14,443,106
Total equity	5,114,925
Total liabilities and Equity	**78,140,567**

Equity attributable to:	
Equity holders of the Bank	4,943,285
Non-controlling interest	171,640

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	1,618,934
Net fee and commission income	426,775
Result from financial operations	216,763
Total operating income	**2,262,472**
Provision for loan losses	(442,631)
Support expenses	(701,548)
Other results	(40,218)
Income before tax	**1,078,075**
Income tax expense	(161,758)
Net income for the period	**916,317**

Attributable to:	
Equity holders of the Bank	892,843
Non-controlling interest	23,474

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Septiembre de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Septiembre de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.025.407
Créditos y cuentas por cobrar a clientes y bancos	40.730.846
Créditos y cuentas por cobrar a clientes a valor razonable	693.345
Instrumentos financieros	11.039.077
Contratos de derivados financieros	15.971.249
Otros rubros del activo	7.680.643
Total Activos	**78.140.567**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.829.127
Depósitos y otras captaciones a plazo	19.478.975
Instrumentos de deuda y capital regulatorio emitidos	9.648.840
Contratos de derivados financieros	15.625.594
Otros rubros del pasivo	14.443.106
Total patrimonio	5.114.925
Total Pasivos y Patrimonio	**78.140.567**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.943.285
Interés no controlador	171.640

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	1.618.934
Ingresos netos de comisiones	426.775
Resultado de operaciones financieras	216.763
Total ingresos operacionales	**2.262.472**
Gasto de pérdidas crediticias	(442.631)
Gastos de apoyo	(701.548)
Otros resultados	(40.218)
Resultado antes de impuesto	**1.078.075**
Impuesto a la renta	(161.758)
Utilidad consolidada del periodo	**916.317**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	892.843
Interés no controlador	23.474

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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